News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 7, 2024

Seabridge Gold Advancing Drill Program at 3 Aces

Drilling continues to confirm exploration model and expand targets

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) today announced that this year's core drilling program is expanding known mineralized zones in the Central Core Area (CCA) and identifying new target opportunities. A second helicopter-portable reverse circulation drill has begun evaluating historical prospects on the 357 km2 3 Aces property outside the CCA that show similar characteristics to the CCA.

Commenting on progress of this year's program, Rudi Fronk, Seabridge Chairman and CEO, noted "our team is recognizing the favourable characteristic details of gold-bearing zones conforming to our new geological model across the 3 Aces Project. The principal patterns that localize gold in the Central Core Area are being recognized broadly across the property. We remain confident that this year's work will move the project towards resource delineation while also increasing the prospective size of the 3 Aces opportunity."

The new 3 Aces exploration model predicts continuity of mineralization, including high-grade gold, localized along the limbs of second-order folds (F2).  Mineralized zones are best expressed on these fold limbs at the contacts between phyllite units and coarse interbedded sandstone and conglomerate.  Brittle fracturing and arsenopyrite-bearing quartz veins and breccias at these contacts are the preferred host to gold on the zones that crop-out in the CCA. The exploration model predicts continuity of these gold traps under cover in the CCA.

In the CCA, extensions of several F2 folds are being investigated with early drilling and we have encountered several zones of favourable arsenopyrite-bearing veins and breccias on these projected fold limbs as expected in the model. These zones are likely to expand the size of previously recognized gold-bearing zones in the CCA. Assay results are expected to be available shortly. Drilling and modeling work continue.

Regionally, surface mapping and sampling are finding evidence of F2 folds in unexplored areas of the property. Initial work on several regional targets has pinpointed arsenopyrite-bearing quartz veins and breccias along fold limbs that mimic the gold zones in the CCA. Exploration continues at these regional targets to better evaluate conformity to the model and drilling is now underway. Additionally, several new conceptual targets are being developed that may better explain some large gold-in-soil anomalies and other historical exploration results. This ongoing regional work is providing Seabridge with strong evidence of a potential district scale opportunity at 3 Aces.

Seabridge has resumed its previously initiated reclamation activities at the site, concentrating on exploration roads. Environmental monitoring activities, focusing on wildlife management, water sampling and understanding environmental baseline conditions, continue in support of our exploration activities and in compliance with our permit.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

3 Aces was acquired by Seabridge in March 2020. It consists of 1,734 claims covering 357 km² (35,700 ha) located in a road accessible part of southeastern Yukon.  Historical work developed broad areas of gold-in-soil extending more than 20 kilometers and past drilling encountered extensive gold.  We believe the characteristics of the 3 Aces project are indicative of an orogenic gold project consistent in formation with other orogenic gold deposits in the vicinity and around the world.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes certain forward-looking statements or forward-looking information. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this news release. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) our confidence that this year's work will move the project towards resource delineation while also increasing the prospective size of the 3 Aces opportunity, potentially to district-scale opportunity; (ii) the exploration model predicting continuity of gold traps under cover in the CCA; (iii) the discovery of zones of favourable arsenopyrite-bearing veins and breccias on projected fold limbs being likely to expand the size of previously recognized gold-bearing zones in the CCA; (iv) the timing of assay availability; and (v) the characteristics of the 3 Aces project being indicative of an orogenic gold project consistent in formation with other orogenic gold deposits in the vicinity and around the world, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory and program execution issues, the geology at the Project not conforming to the Company's model of it, the regional targets at the Project not conforming to the Company's model, the availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com